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                        FORTIS BENEFITS INSURANCE COMPANY
                               St. Paul, Minnesota
                                 A Stock Company


               [INCOME PREFERRED GUARANTEED LIVING BENEFIT RIDER]

This rider is a part of the annuity contract to which it is attached. It takes effect on the rider effective date. If none is listed on the contract data page, the rider effective date will be the contract Issue Date. Any provision in the contract that is not in conflict with this rider remains in effect. Any charge for this rider is included on the contract data page.

This rider provides a living benefit in the form of the right to make partial surrenders each Contract Year of up to [7%] of Your Net Purchase Payments, if Your contract remains in Living Benefit Status as described below.

LIVING BENEFIT STATUS
Your contract remains in Living Benefit Status if the following conditions are met:

1. You have not made partial surrenders during any Contract Year totaling more than [7%] of Your Net Purchase Payments; and

2. The total amount of partial surrenders since the Issue Date has not been more than Your total Net Purchase Payments.

If either condition is exceeded, the contract is no longer in Living Benefit Status, and such status may not be regained. While the contract is in Living Benefit Status, your contract will not terminate due to the contract value being reduced to less than the minimum specified in the contract to which this rider is attached. However, if the Contract Value declines to less than such minimum, the Automatic Periodic Benefit Payments provision below will apply.

MAXIMUM LIVING BENEFIT
The maximum partial surrender You may make at any one time as a living benefit under this rider is the lesser of the following:

1. [7%] of Your Net Purchase Payments minus the sum of any partial surrenders You made during the current Contract Year;

2. The sum of Your Net Purchase Payments minus the sum of prior partial surrenders.

AUTOMATIC PERIODIC BENEFIT PAYMENT
If partial surrenders under the living benefit provision of this rider reduce the Contract Value to less than the minimum specified in the contract to which this rider is attached, We will pay to You any remaining maximum living benefit on a periodic basis. Payments will continue until the sum of your partial surrenders and Automatic Periodic Benefit Payments equals the sum of Your Net Purchase Payments, at which time this rider and the contract to which it is attached will terminate. During such Automatic Periodic Benefit Payment period, no further Purchase Payments will be accepted, and any death benefit otherwise payable under the contract will continue to apply.

Signed for the Company to take effect on the rider effective date.





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        SENIOR VICE PRESIDENT                SENIOR VICE PRESIDENT




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